SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 SEC File Number:  000-24149
                                                ------------

   (Check One):   [X]  Form 10-K
                  [ ]  Form 20-F
                  [ ]  Form 11-K
                  [ ]  Form 10-Q
                  [ ]  Form N-SAR
                  For Period Ended:    December 31, 1999
                                     -------------------

                  [ ]  Transition Report on Form 10-K
                  [ ]  Transition Report on Form 20-F
                  [ ]  Transition Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:  _____________________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above,
   identify the Item(s) to which the notification relates:    N/A
                                                         ---------

                       PART I - REGISTRANT INFORMATION

   Full Name of Registrant:        CIB Marine Bancshares, Inc.
                              -----------------------------------

   Former Name if Applicable:      Not Applicable
                              -----------------------------------

   Address of Principal Executive
   Office (Street and Number):     N27 W24025 Paul Court
                              -----------------------------------

   City, State and Zip Code:       Pewaukee, Wisconsin 53072
                              -----------------------------------

                      PART II - RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)





   [ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III - NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Registrant was prepared to file its Form 10-K during the afternoon of March 30, 2000. However, due to technical difficulties at the financial printer, the Registrant was unable to electronically transmit, via EDGAR, its Form 10-K before the required filing deadline. By separate letter dated March 31, 2000, the Registrant has made a written request to the Office of EDGAR Information and Analysis that the Registrant's Form 10-K be given a filing date of March 30, 2000. This Form 12b-25 is being filed if that request is ultimately denied.

                         PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification:

        Steven T. Klitzing, Senior Vice President and CFO
        (262) 695-6010

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

        [X] Yes        [ ] No





   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ] Yes        [ ] No

        Not Applicable. The Registrant's December 31, 1999 Form 10-K is already on file with the Commission. It discloses a significant change in results of operations from the corresponding period for the last fiscal year.

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  SIGNATURE

   CIB Marine Bancshares, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                 CIB Marine Bancshares, Inc.


   Date:   March 31, 2000             By:    /s/ Steven T. Klitzing
        -----------------------           -----------------------------
                                           Steven T. Klitzing, Senior
                                             Vice President and CFO